                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*


                          GENOVESE DRUG STORES, INC.
            _______________________________________________________
                               (Name of Issuer)


                                 Common Stock
            _______________________________________________________
                        (Title of Class of Securities)


                                   372442202
            _______________________________________________________
                                (CUSIP Number)


Check the following box if a fee is being paid with this
statement   X  .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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